DEREK
Oil & Gas Corporation

TSX.V: DRK | OTCBB: DRKOF

1111 West Hastings Street, Suite 1201
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
Email: *info@derekoilandgas.com*
www.derekoilandgas.com

DEREK WELCOMES A NEW DIRECTOR AND OFFICER

TSX.V : DRK
OTCBB : DRKOF

(Vancouver, B.C.; September 7, 2004) *Derek Oil & Gas Corporation ("Derek")* is pleased to announce that Mr. Al Stevens, a former President of Southwestern Energy exploration and production company (Southwestern) and a Senior Vice President of Worldwide Exploration for Occidental Petroleum (Occidental) has accepted an invitation to serve as a director and officer of Derek effective September 1, 2004. He has also been appointed Vice-President, Operations for Derek.

Mr. Stevens has over 35 years of experience in technical and managerial positions involving all phases of hydrocarbon exploration, production, operations, and contract negotiations for both domestic and international operations. While in his senior positions with Southwestern and Occidental, Mr. Stevens managed staffs of 85-100 people and annual capital budgets of US$150 MM. He also has held a management position with Tenneco Oil Company.

Mr. Stevens's appointment to the Board and as Vice-President, Operations, is a welcome addition to Derek Oil & Gas Corporation due to his extensive experience in the oil and gas sector, his technical expertise and international exposure, said Derek President, Barry C.J. Ehrl.

The addition of Mr. Stevens expands Derek's board to five members.

About Derek Oil & Gas Corporation:

Derek and Ivanhoe Energy are jointly developing the 7,500 acre LAK Ranch project near Newcastle, Wyoming, where third party engineering studies project in excess of 100 million barrels of "oil in-place". Ivanhoe, as operator, is managing an enhanced-recovery pilot test that utilizes modified SAGD technology. Two horizontal wells and surface installations have been completed with steaming operations underway. Ivanhoe plans to drill a series of vertical steam injection wells upon completion of an extensive 3D seismic program scheduled for the last quarter of 2004. Ivanhoe can earn a 60 percent working interest in the project by spending US $5.0 million on development costs. Derek will have a 35 percent working interest and also owns 6.02 percent gross overriding royalty. The partners project optimum production capability from the field in the range of 4,500 - 10,000 BOPD.

Derek Oil & Gas Corporation is a Canadian based publicly traded Company trading on the TSX.V under the symbol DRK and on the OTCBB under the symbol DRKOF.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
President & C.E.O.

For further information please contact our Corporate Communications department via the following information:

Telephone: (604)-331-1757
Toll Free: 1-888-756-0066
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com
Or visit our Website at: http://www.derekoilandgas.com/

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.